Exhibit 99

BioMarin/Genzyme LLC
Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Steering Committee of BioMarin/Genzyme LLC:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in Venturers’ capital present fairly, in all material respects, the financial position of BioMarin/Genzyme LLC and its subsidiaries (the “Joint Venture”) at December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Joint Venture’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
February 27, 2007

BioMarin/Genzyme LLC
Consolidated Balance Sheets
(Amounts in thousands)

	December 31,
	2006	2005
ASSETS
Current assets:
Cash and cash equivalents	$12,778	$8,127
Restricted cash	340	—
Accounts receivable	25,377	20,725
Due from Genzyme Corporation	6,852	12,746
Inventories	25,564	30,286
Prepaid expenses and other current assets	545	220
Total current assets	71,456	72,104
Technology license fees, net	211	285
Total assets	$71,667	$72,389
LIABILITIES AND VENTURERS’ CAPITAL
Current liabilities:
Due to BioMarin Companies	$1,596	$1,070
Accrued expenses	6,592	4,827
Deferred revenue	90	573
Total liabilities	8,278	6,470
Commitments and contingencies (Note J)	—	—
Venturers’ capital:
Venturers’ capital—BioMarin Companies	31,695	32,960
Venturers’ capital—Genzyme Corporation	31,694	32,959
Total Venturers’ capital	63,389	65,919
Total liabilities and Venturers’ capital	$71,667	$72,389

The accompanying notes are an integral part of these consolidated financial statements.

BioMarin/Genzyme LLC
Consolidated Statements of Operations
(Amounts in thousands)

	For the Years Ended December 31,
	2006	2005	2004
			(Unaudited)
Revenues:
Net product sales	$96,291	$76,417	$42,583
Operating costs and expenses:
Cost of products sold	24,417	24,513	14,954
Selling, general and administrative	22,178	22,019	26,872
Research and development	13,318	16,156	20,191
Total operating costs and expenses	59,913	62,688	62,017
Income (loss) from operations	36,378	13,729	(19,434)
Interest income	692	254	151
Net income (loss)	$37,070	$13,983	$(19,283)
Net income (loss) attributable to each Venturer:
BioMarin Companies	$18,535	$6,992	$(9,641)
Genzyme Corporation	$18,535	$6,991	$(9,642)

The accompanying notes are an integral part of these consolidated financial statements.

BioMarin/Genzyme LLC
Consolidated Statements of Cash Flows
(Amounts in thousands)

	For the Years Ended December 31,
	2006	2005	2004
			(Unaudited)
Cash Flows from Operating Activities:
Net income (loss)	$37,070	$13,983	$(19,283)
Reconciliation of net income (loss) to net cash provided by (used in) operating activities:
Amortization expense	74	73	—
Noncash charge for inventory write down	185	—	—
Increase (decrease) in cash from working capital changes:
Accounts receivable	(4,652)	(4,015)	(11,287)
Inventories	4,537	8,340	(1,349)
Prepaid expenses and other current assets	(325)	(220)	—
Due from (to) BioMarin Companies	526	(1,090)	(1,891)
Due from (to) Genzyme Corporation	5,894	(18,958)	(652)
Accrued expenses	1,765	1,906	1,745
Deferred revenue	(483)	115	391
Cash flows from operating activities	44,591	134	(32,326)
Cash Flows from Investing Activities:
Increase in restricted cash	(340)	—	—
Purchase of technology licenses	—	(358)	—
Cash flows from investing activities	(340)	(358)	—
Cash Flows from Financing Activities:
Capital distribution to BioMarin Companies	(19,800)	(3,000)	—
Capital distribution to Genzyme Corporation	(19,800)	(3,000)	—
Capital contributed by BioMarin Companies	—	—	16,045
Capital contributed by Genzyme Corporation	—	—	16,046
Cash flows from financing activities	(39,600)	(6,000)	32,091
Increase (decrease) in cash and cash equivalents	4,651	(6,224)	(235)
Cash and cash equivalents at beginning of period	8,127	14,351	14,586
Cash and cash equivalents at end of period	$12,778	$8,127	$14,351

The accompanying notes are an integral part of these consolidated financial statements.

BioMarin/Genzyme LLC
Consolidated Statements of Changes in Venturers’ Capital
(Amounts in thousands)

	Venturers’ Capital		Total
	BioMarin Companies	Genzyme Corporation	Venturers’ Capital
Balance at December 31, 2003	$24,502	$24,502	$49,004
2004 capital contributions (unaudited)	14,107	14,108	28,215
2004 net loss (unaudited)	(9,641)	(9,642)	(19,283)
Balance at December 31, 2004 (unaudited)	28,968	28,968	57,936
2005 capital distributions	(3,000)	(3,000)	(6,000)
2005 net income	6,992	6,991	13,983
Balance at December 31, 2005	32,960	32,959	65,919
2006 capital distributions	(19,800)	(19,800)	(39,600)
2006 net income	18,535	18,535	37,070
Balance at December 31, 2006	$31,695	$31,694	$63,389

The accompanying notes are an integral part of these consolidated financial statements.

BioMarin/Genzyme LLC
Notes to Consolidated Financial Statements

A.   Nature of Business and Organization

BioMarin/Genzyme LLC, or the Joint Venture, is a limited liability company organized under the laws of the State of Delaware. The Joint Venture is owned:

•       50% by BioMarin Pharmaceutical Inc., which is referred to as BioMarin, and BioMarin Genetics, Inc., a wholly-owned subsidiary of BioMarin. BioMarin and its subsidiary are referred to as the BioMarin Companies; and

•       50% by Genzyme Corporation, which is referred to as Genzyme.

The BioMarin Companies and Genzyme are collectively referred to as the Venturers and individually as a Venturer. The Joint Venture was organized in September 1998 to develop and commercialize Aldurazyme®, a recombinant form of the human enzyme alpha-L-iduronidase, used to treat a lysosomal storage disorder known as mucopolysaccharidosis I, or MPS I. The Joint Venture commenced operations as of September 4, 1998.

The Joint Venture, BioMarin Companies and Genzyme entered into a Collaboration Agreement dated as of September 4, 1998. Under the terms of the Collaboration Agreement, Genzyme and the BioMarin Companies granted to the Joint Venture a world-wide, exclusive, irrevocable, royalty-free right and license or sublicense to develop, manufacture and market Aldurazyme for the treatment of MPS I and other alpha-L-iduronidase deficiencies. All program-related costs are equally funded by BioMarin, on behalf of the BioMarin Companies, and Genzyme. BioMarin and Genzyme are required to make monthly capital contributions to the Joint Venture to fund budgeted operating costs, as necessary. If either BioMarin or Genzyme fails to make two or more of the monthly capital contributions, and the other party does not exercise its right to terminate the Collaboration Agreement or compel performance of the funding obligation, the defaulting party’s (or, in the case of default by BioMarin, the BioMarin Companies’) percentage interest in the Joint Venture and future funding responsibility will be adjusted proportionately. No contributions were made in 2006 and 2005 because the Joint Venture was profitable in both periods.

The Steering Committee of the Joint Venture serves as the governing body of the Joint Venture and is responsible for determining the overall strategy for the program, coordinating activities of the Venturers as well as performing other such functions as appropriate. The Steering Committee is comprised of an equal number of representatives of each Venturer.

On April 30, 2003, the United States Food and Drug Administration, commonly referred to as the FDA, granted marketing approval for Aldurazyme as an enzyme replacement therapy for patients with the Hurler and Hurler-Scheie forms of MPS I, and Scheie patients with moderate to severe symptoms. Aldurazyme has been granted orphan drug status in the United States, which generally provides seven years of market exclusivity. On June 11, 2003, the European Commission granted marketing approval for Aldurazyme to treat the non-neurological manifestations of MPS I in patients with a confirmed diagnosis of the disease. Aldurazyme has been granted orphan drug status in the European Union, which generally provides ten years of market exclusivity. In October 2006, Japan’s Health, Labor and Welfare Ministry granted marketing approval for Aldurazyme, the first specific treatment approved in Japan for patients with MPS I. Aldurazyme has been granted orphan drug status in Japan, which generally provides ten years of market exclusivity.

On behalf of the Joint Venture, Genzyme is commercializing Aldurazyme in the United States, Canada, the European Union, Latin America and the Asia Pacific regions. Genzyme continues to launch

BioMarin/Genzyme LLC
Notes to Consolidated Financial Statements (Continued)

A.   Nature of Business and Organization (Continued)

Aldurazyme on a country-by-country basis as pricing and reimbursement approvals are obtained. The Joint Venture’s applications for marketing approval are currently pending in several countries in Latin America, Central and Eastern Europe and the Asia-Pacific Regions. Aldurazyme is manufactured at BioMarin’s facility in Novato, California and is sent to either Genzyme’s manufacturing facility in Allston, Massachusetts or to a third-party facility for the final fill-finish process.

B.   Summary of Significant Accounting Policies

Basis of Presentation

The Joint Venture is considered a partnership for federal and state income tax purposes. As such, items of income, loss, deductions and credits flow through to the Venturers. The Venturers have responsibility for the payment of any income taxes on their proportionate share of the taxable income of the Joint Venture.

The consolidated financial statements as of December 31, 2006 and 2005, and for the years ended December 31, 2006 and 2005 have been audited. As of December 31, 2004 and for the year ended December 31, 2004, the Joint Venture did not meet the criteria of a significant subsidiary to either BioMarin or Genzyme and, as a result, the consolidated financial statements for those periods were not audited but include all normal and recurring adjustments that the Venturers consider necessary for the fair presentation of the Joint Venture’s financial position and operating results.

Accounting Method

The consolidated financial statements have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Fiscal Year End

The Venturers have determined that the fiscal year end of the Joint Venture is December 31.

Uncertainties

The Joint Venture is subject to risks common to companies in the biotechnology industry, including:

•       the ability of the Joint Venture to manufacture sufficient amounts of its products for development and commercialization activities and to do so in a timely and cost-effective manner;

•       the accuracy of the Joint Venture’s estimates of the size and characteristics of markets to be addressed by the Joint Venture’s products including growth projections;

•       market acceptance of the Joint Venture’s products in expanded areas of use and new markets;

•       the Joint Venture’s ability to obtain reimbursement for its products from third-party payors, where appropriate, the extent of such coverage and the accuracy of the Joint Venture’s estimates of the payor mix for its products;

•       the Joint Venture’s ability to successfully obtain timely additional regulatory approvals and adequate patent and other proprietary rights protection for its products; and

BioMarin/Genzyme LLC
Notes to Consolidated Financial Statements (Continued)

B.   Summary of Significant Accounting Policies (Continued)

•       the content and timing of decisions made by the FDA and other regulatory agencies regarding the Joint Venture’s products and manufacturing facilities.

Use of Estimates

Under accounting principles generally accepted in the United States of America, the Joint Venture is required to make certain estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in its consolidated financial statements. The Joint Venture’s actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents, consisting principally of money market funds with initial maturities of three months or less, are valued at cost plus accrued interest, which the Joint Venture believes approximates their fair market value. All of the Joint Venture’s cash, excluding its restricted cash, is held on deposit at one financial institution.

Inventories

Inventories are valued at cost or, if lower, fair value. The Venturers determine the cost of raw materials using the average cost method and the cost of work in process and finished goods using the specific identification method. The Venturers analyze the Joint Venture’s inventory levels quarterly and write down to its net realizable value:

•       inventory that has become obsolete;

•       inventory that has a cost basis in excess of its expected net realizable value;

•       inventory in excess of expected requirements; and

•       expired inventory.

The Joint Venture capitalizes inventory produced for commercial sale, which may result in the capitalization of inventory prior to regulatory approval. If a product is not approved for sale, it would likely result in the write off of the inventory and a charge to earnings. At December 31, 2006 and 2005, all of the Joint Venture’s inventories are related to Aldurazyme, a product approved for sale.

Comprehensive Loss

The Joint Venture reports comprehensive income (loss) in accordance with Financial Accounting Standards Board, or FASB, Statement of Financial Accounting Standards No., or FAS, 130, “Reporting Comprehensive Income.” Comprehensive income (loss) for the years ended December 31, 2006, 2005 and 2004 (unaudited) does not differ from the reported net income (loss).

Transactions with Affiliates

Genzyme is commercializing Aldurazyme in the United States, Canada, the European Union, Latin America and the Asia Pacific regions and, as a result, conducts sales and collects cash from product sales in those territories on behalf of the Joint Venture. The majority of the Joint Venture’s operating expenses consist of project expenses incurred by the Venturers, either for internal operating costs or for third-party

BioMarin/Genzyme LLC
Notes to Consolidated Financial Statements (Continued)

B.   Summary of Significant Accounting Policies (Continued)

obligations incurred by the Venturers on behalf of the Joint Venture which are then charged to the Joint Venture. All charges to the Joint Venture are subject to approval by the Steering Committee. The determination of the amount of internal operating costs incurred by each Venturer on behalf of the Joint Venture requires significant judgment by each Venturer. As a result, the consolidated financial statements for the Joint Venture may not be indicative of the results that would have occurred had the Joint Venture obtained all of its manufacturing, commercialization and research and development services from third-party entities. Genzyme Corporation owed the Joint Venture $6.9 million at December 31, 2006 and $12.7 million at December 31, 2005 consisting of cash received on behalf of the Joint Venture for net product sales, net of project expenses incurred on behalf of the Joint Venture. The Joint Venture owed BioMarin Companies a total of $1.6 million at December 31, 2006 and $1.1 million at December 31, 2005 for project expenses incurred on behalf of the Joint Venture.

Translation of Foreign Currencies

The Joint Venture translates the financial transactions performed by Genzyme’s foreign subsidiaries on behalf of the Joint Venture from local currency into U.S. dollars using the average exchange rate prevailing during each period. The Joint Venture includes any gains and losses on these transactions in selling, general and administrative expenses in its results of operations. Selling, general and administrative expenses includes foreign currency transaction net gains of $1.6 million in 2006, net losses of $2.4 million in 2005 and net gains of $0.3 million in 2004 (unaudited).

Derivative Instruments

In accordance with FAS 133, “Accounting for Derivative Instruments and Hedging Activities,” the Joint Venture recognizes all derivative instruments as either assets or liabilities in its balance sheet and measures those instruments at fair value. Subsequent changes in fair value are reflected in current earnings or other comprehensive income, depending on whether the derivative instrument is designated as part of a hedge relationship and, if it is, the type of hedge relationship.

Revenue Recognition

The Joint Venture recognizes revenue from product sales when persuasive evidence of an arrangement exists, the product has been delivered to the customer, title and risk of loss have passed to the customer, the price to the buyer is fixed or determinable and collection from the customer is reasonably assured. Revenue transactions are evidenced by customer purchase orders, customer contracts in certain instances, invoices and related shipping documents.

The timing of product shipments and receipts can have a significant impact on the amount of revenue that the Joint Venture recognizes in a particular period. Also, Aldurazyme is sold in part through distributors. Inventory in the distribution channel consists of inventory held by distributors, who are the Joint Venture’s customers, and inventory held by retailers, such as pharmacies and hospitals. The Joint Venture’s revenue in a particular period can be impacted by increases or decreases in distributor inventories. If distributor inventories increased to excessive levels, the Joint Venture could experience reduced purchases in subsequent periods. To determine the amount of Aldurazyme inventory in the Joint Venture’s U.S. distribution channel, the Joint Venture receives data on sales and inventory levels directly from its primary distributors for the product. As of December 31, 2006, the Joint Venture believes the

BioMarin/Genzyme LLC
Notes to Consolidated Financial Statements (Continued)

B.   Summary of Significant Accounting Policies (Continued)

amount of Aldurazyme inventory held by U.S. distributors is sufficient to meet the current forecast of demand for the product in the United States.

The Joint Venture records reserves for rebates payable under Medicaid and payor contracts, such as managed care organizations, as a reduction of revenue at the time product sales are recorded. The Joint Venture’s Medicaid and payor rebate reserves have two components:

•       an estimate of outstanding claims for end-user sales that have occurred, but for which related claim submissions have not been received; and

•       an estimate of future claims that will be made when inventory in the distribution channel is sold to end-users.

Because the second component is calculated based on the amount of inventory in the distribution channel, the Joint Venture’s assessment of distribution channel inventory levels impacts its estimated reserve requirements. The Joint Venture’s calculation also requires other estimates, including estimates of sales mix, to determine which sales will be subject to rebates and the amount of such rebates. The Joint Venture updates its estimates and assumptions each period and records any necessary adjustments to its reserves. Accrued expenses for the Joint Venture includes a reserve for Medicaid and payor rebates payable of $2.3 million at December 31, 2006 and $1.6 million at December 31, 2005.

The Joint Venture records allowances for product returns, if appropriate, as a reduction of revenue at the time product sales are recorded. Several factors are considered in determining whether an allowance for product returns is required, including:

•       the nature of Aldurazyme. Aldurazyme serves as a treatment, rather than a cure, for MPS I and, therefore, must be administered/infused to the patient on a weekly basis. Aldurazyme treats a small patient population, and the Joint Venture has insight into the patients receiving treatment. In addition, Aldurazyme has been granted Orphan Drug status in the United States, European Union and Japan. As a result, Aldurazyme is not currently subject to significant external risk factors such as technological obsolescence or competition;

•       the customers’ limited return rights. Due to the nature, purpose and means of use of Aldurazyme, customers do not have the right to return the product in the ordinary course of business, other than for defects. Aldurazyme, like all biotechnology products, must meet stringent FDA regulations and therefore is subjected to strict quality testing before it is sold. As a result, the Joint Venture expects the incidence of defects to be de minimus. Coupled with the inability to return the product, there is a high cost to the product which deters Aldurazyme customers from carrying significant amounts of inventory;

•       the Joint Venture and Genzyme’s experience of returns for similar products. Genzyme has extensive experience with other lysosomal storage disorder products in the market, similar to Aldurazyme. These products are marketed and distributed through similar means and to similar customers. Genzyme’s experience with these products is directly applicable to Aldurazyme and supports the Joint Venture’s conclusions related to returns; and

•       the Joint Venture’s estimate of distribution channel inventory, based on sales and inventory level information provided by the primary distributors for Aldurazyme, as described above.

BioMarin/Genzyme LLC
Notes to Consolidated Financial Statements (Continued)

B.   Summary of Significant Accounting Policies (Continued)

Based on these factors, the Joint Venture has concluded that product returns will be minimal and therefore, an allowance for product returns for Aldurazyme is not necessary at December 31, 2006 or 2005. In the future, if any of these factors and/or the history of product returns changes, an allowance for product returns may be required.

Emerging Issues Task Force Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products,” specifies that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue. That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

•       the vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration; and

•       the vendor can reasonably estimate the fair value of the benefit received.

The Joint Venture records certain fees paid to its distributors for services as operating expense where the criteria set forth above are met. The fees incurred for these services were $0.7 million in 2006, $0.8 million in 2005 and $1.0 million in 2004 (unaudited).

Research and Development

Research and development costs are expensed in the period incurred. These costs are primarily comprised of development efforts performed by the Venturers or payments to third parties made by the Venturers, both on behalf of the Joint Venture, during the respective periods.

Income Taxes

The Joint Venture is organized as a pass-through entity and accordingly, the consolidated financial statements do not include a provision for income taxes. Taxes, if any, are the liability of the BioMarin Companies and Genzyme, as Venturers.

Accounting for Stock-Based Compensation

FAS 123R, “Share-Based Payment, an amendment of FASB Statement Nos. 123 and 95,” was effective January 1, 2006 and requires companies to recognize stock-based compensation expense in their financial statements for all share-based payment awards made to employees and directors based upon grant date fair value of those awards. The Joint Venture currently has no employees and, as a result, is not currently subject to the provisions of FAS 123R or Staff Accounting Bulletin No., or SAB, 107, “Share-Based Payment.” In addition, the Steering Committee has determined that the stock-based compensation expenses do not currently qualify as program expenses and, therefore, the Venturers are not permitted to charge any portion of their respective stock-based compensation expenses to the Joint Venture. In the future, if the Joint Venture has its own employees or if the Steering Committee determines that stock-based compensation expenses should be included in program costs, then the Joint Venture will become subject to the provisions of FAS 123R.

BioMarin/Genzyme LLC
Notes to Consolidated Financial Statements (Continued)

B.   Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

FAS 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.”   In November 2004, the FASB issued FAS 151, “Inventory Costs, an amendment of Accounting Research Bulletin, or ARB, No. 43, Chapter 4,” which clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current period changes in all circumstances. The Joint Venture adopted FAS 151 effective January 1, 2006 and it did not have a material impact on the Joint Venture’s financial position or results of operations.

FAS 157, “Fair Value Measurements.”   In September 2006, the FASB issued FAS 157, “Fair Value Measurements,” which provides enhanced guidance for using fair value to measure assets and liabilities. FAS 157 establishes a common definition of fair value, provides a framework for measuring fair value under accounting principles generally accepted in the United States and expands disclosure requirements about fair value measurements. FAS 157 is effective for the Joint Venture as of January 1, 2008. The Joint Venture is currently evaluating the impact, if any, the adoption of FAS 157 will have on its financial position and results of operations.

C.   Derivative Financial Instruments

The Joint Venture periodically enters into foreign currency forward contracts, all of which have a maturity of less than 45 days. These contracts have not been designated as hedges and accordingly, unrealized gains or losses on these contracts are reported in current earnings. The notional settlement value of foreign currency forward contracts outstanding at December 31, 2006 is $12.8 million. At December 31, 2006, these contracts  had a fair value of approximately $15,000, representing an unrealized loss, which has been recorded in selling, general and administrative expenses in the Joint Venture’s consolidated statement of operations for the year ended December 31, 2006 and in accrued expenses in our consolidated balance sheet as of December 31, 2006. The Joint Venture did not enter into any foreign currency forward contracts in 2005.

D.   Accounts Receivable

The Joint Venture’s trade receivables primarily represent amounts due from distributors and healthcare service providers. The Joint Venture states accounts receivable at fair value, after reflecting an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make payments. The Joint Venture believes that its credit risk associated with trade receivables is mitigated by the following factors:

•       the product is sold to a number of customers over a broad geographic range;

•       the Joint Venture performs credit evaluations of its customers on an ongoing basis; and

•       the Joint Venture performs a detailed, monthly review of the receivable aging and specific customer balances.

The Joint Venture did not record an allowance for doubtful accounts at either December 31, 2006 or 2005. To date, due to the customers’ credit worthiness, the monthly review of the receivable balances and the customers’ need to maintain a supply of Aldurazyme and Genzyme’s similar products, the Joint Venture has not written-off any receivables and no allowance for doubtful accounts has been necessary. In the future, if the financial condition of any of the Joint Venture’s customers were to deteriorate and result

BioMarin/Genzyme LLC
Notes to Consolidated Financial Statements (Continued)

D.   Accounts Receivable (Continued)

in an impairment of the customer’s ability to make payments, an allowance for doubtful accounts may be required.

E.   Inventories (amounts in thousands)

	December 31,
	2006	2005
Raw materials	$410	$1,082
Work in process—bulk material	11,025	10,424
Finished products	14,129	18,780
Total	$25,564	$30,286

The Joint Venture recorded a charge of $0.2 million in 2006 to write off expired inventory. There were no similar charges in 2005 or 2004.

The Joint Venture capitalizes inventory produced for commercial sale, which may result in the capitalization of inventory that has not yet been approved for sale. If a product is not approved for sale, it would likely result in the write off of the inventory and a charge to earnings. At December 31, 2006 and 2005, all of the Joint Venture’s inventories are related to Aldurazyme, a product approved for sale.

F.   Restricted Cash

In 2006, the Joint Venture entered into a series of foreign currency forward contracts all of which have a maturity of less than 45 days. In connection with these contracts, the Joint Venture is obligated to deposit cash based on the outstanding amount of the hedge contract and foreign exchange movement during the length of the contract in a restricted cash account with the financial institution issuing the contracts. The amount of restricted cash on deposit will be adjusted ratably, from time to time, in accordance with any changes in the amount outstanding under these contracts. As of  December 31, 2006, the Joint Venture had $0.3 million of restricted cash related to these contracts for which there are no comparable amounts in 2005.

G.   Technology License Fees

In 2005, the Joint Venture paid $0.4 million for technology license fees, which will be amortized over their estimated useful lives, which range from approximately four to five years. Total amortization expense for the Joint Venture’s technology license fees was approximately $74,000 for the year ended December 31, 2006 and approximately $73,000 for the year ended December 31, 2005.

The estimated future amortization expense for the Joint Venture’s technology license fees for the remaining three succeeding fiscal years is as follows:

Year Ended December 31,	Estimated Amortization Expense
2007	$73,575
2008	73,575
2009	63,906

BioMarin/Genzyme LLC
Notes to Consolidated Financial Statements (Continued)

H.   Accrued Expenses:

Accrued expenses consist of the following (amounts in thousands):

	December 31,
	2006	2005
Royalties	$3,676	$3,032
Rebates	2,348	1,597
Other	568	198
Total accrued expenses	$6,592	$4,827

I.   Venturers’ Capital

The Joint Venture distributed a total of $19.8 million in 2006 and $3.0 million in 2005 of cash to each Venturer in accordance with the terms of the Collaboration Agreement.

As of December 31, 2006, Venturers’ capital is comprised of capital contributions made by the Venturers to fund budgeted costs and expenses of the Joint Venture in accordance with the Collaboration Agreement and income (losses) allocated to the Venturers, net of cash distributions to the Venturers. All funding is shared equally by the two Venturers. As of December 31, 2006, the BioMarin Companies and Genzyme have each provided a total of $84.4 million of funding to the Joint Venture, net of $22.8 million of cash distributed by the Joint Venture to each Venturer. The Venturers did not make any capital contributions to the Joint Venture in 2006 because the Joint Venture had sufficient cash to meet its financial obligations.

J.   Commitments and Contingencies

The Joint Venture may become subject to legal proceedings and claims arising in connection with its business. There were no asserted claims against the Joint Venture as of December 31, 2006.

K.   Segment Information

The Joint Venture operates in one business segment—human therapeutics. Disclosures about revenues by geographic area and revenues from major customers are presented below.

The following table contains revenue information by geographic area (amounts in thousands):

	For the Years Ended December 31,
	2006	2005	2004
			(Unaudited)
Revenues:
U.S.	$24,795	$20,408	$12,568
Europe	58,123	49,189	27,468
Other	13,373	6,820	2,547
Total	$96,291	$76,417	$42,583

BioMarin/Genzyme LLC
Notes to Consolidated Financial Statements (Continued)

K.   Segment Information (Continued)

The Joint Venture’s results of operations are solely dependent on sales of Aldurazyme. BioMarin manufactures Aldurazyme at a single manufacturing facility in Novato, California. The fill-finish process is completed at either Genzyme’s manufacturing facility in Allston, Massachusetts or at a third party. The percentage of sales of Aldurazyme to distributors, as compared to total revenues in 2006, 2005 and 2004 (unaudited), were as follows:

	% of Total Revenues
	2006	2005	2004
			(Unaudited)
Sales to Distributors:
U.S. distributors	11%	11%	12%
European distributors	8%	6%	6%
Other distributors	3%	3%	—%
Total sales to distributors	22%	20%	18%

The percentage of sales of Aldurazyme to two U.S. distributors, as compared to total revenues in 2006, 2005 and 2004 (unaudited), were as follows:

	% of Total Revenues
	2006	2005	2004
			(Unaudited)
Sales to U.S. Distributors:
Distributor A	4%	6%	7%
Distributor B	7%	5%	5%
Total sales to U.S. distributors	11%	11%	12%